Exhibit 99.1

CORPORATE RELEASE	6 June 2025

Manchester United Plc Reports

Third Quarter Fiscal 2025 Results

Key Points

•	The Men’s first team reached the final of the UEFA Europa League and finished the 2024/25 season in 15th position;

•	The Women’s team reached the FA Cup final and finished the 2024/25 Women’s Super League season in third position, qualifying for the UEFA Women’s Champions League for the 2025/26 season;

•	The Women’s team reached the final of the inaugural World Sevens Football tournament in Estoril, Portugal;

•	The Men’s first team has undertaken its first ever post-season tour, with games in Kuala Lumpur and Hong Kong;

•	The Men’s first team also announced its preparations for the 2025/26 season, including matches in New Jersey, Chicago and Atlanta as part of the Premier League’s Summer Series;

•	The club announced its ambition to build a new world-class 100,000 seater stadium as the centerpiece of a regeneration project across the Old Trafford area with conceptual designs released;

•	Work continues at our Carrington training ground as part of the £50 million investment in a new high-performance focused training facility, expected to be finished in advance of the 2025/26 season;

•	The academy achieved a 2nd place finish in the U18 Premier League North and Chido Obi Martin, Harry Amass and Tyler Fredricson all made first-team debuts in the second half of the season;

•	Total revenues increased 17.4% in the quarter with increases across all three key revenue streams, driven by additional matches played in the quarter as a result of strong performance in the UEFA Europa League and high demand for the Club’s hospitality offering;

•	The Company recorded an operating profit £0.7m in the quarter compared to an operating loss of £66.2m in 3Q24; Adjusted EBITDA for the quarter was £51.2 million, up 274% on Q3 fiscal 2024;

•	The club announced measures to improve financial sustainability and enhance operational efficiency as part of a wider transformation plan, with benefits expected to be realised from Q1 of fiscal 2026;

•	For fiscal 2025, the Company tightens its revenue guidance to £660m to £670m and expects to be at the higher end of this range; the Company also raises its Adjusted EBITDA guidance to between £180 million and £190 million;

MANCHESTER, England – 6 June 2025 – Manchester United (NYSE: MANU; the “Company,” the “Group” and the “Club”) today announced financial results for the 2025 fiscal third quarter ended 31 March 2025.

Management Commentary

Omar Berrada, Chief Executive Officer, commented, “We were proud to reach the final of the UEFA Europa League, but ultimately, we were disappointed to finish as runner-up in Bilbao. We had a difficult season in the Premier League, which we all know fell below our standards and we have a clear expectation of improvement next season. We have been pleased with the performance of our women’s team, with a third placed league finish, enabling us to qualify for the UEFA Champions League and once again reaching the FA Cup Final. We followed this by reaching the final of the inaugural World Sevens Series. We extended the contract of Head Coach, Marc Skinner, reflecting the excellent work he has done with the team this season.

“We remain focused on infrastructure, with the redevelopment of our Carrington Training Complex continuing and on track, which will be the heart of our club, providing world class facilities for all our teams and our staff. We have also announced our aspiration to pursue a new 100,000 seat stadium, sitting at the heart of the regeneration of the Old Trafford area, which would be a catalyst for growth and investment in our local community. We are continuing to work with all the relevant stakeholders, including central Government, to support their vision for growth.”

Outlook

For fiscal 2025, the Company tightens its revenue guidance to £660m to £670m and expects to be at the higher end of this range. The Company also raises its Adjusted EBITDA guidance to between £180 million and £190 million.

The club remains committed to, and in compliance with, both the Premier League’s Profit and Sustainability Rules and UEFA’s Financial Fair Play Regulations.

Phasing of Premier League games	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
2024/25 season	6	13	10	9	38
2023/24 season	7	13	9	9	38
2022/23 season	6	10	10	12	38

Key Financials (unaudited)

£ million (except loss per share)	Three months ended 31 March			Nine months ended 31 March
	2025	2024	Change	2025	2024	Change
Commercial revenue	74.7	69.6	7.3%	245.1	231.7	5.8%
Broadcasting revenue	41.3	37.5	10.1%	134.2	183.3	(26.8%)
Matchday revenue	44.5	29.6	50.3%	123.0	104.5	17.7%
Total revenue	160.5	136.7	17.4%	502.3	519.5	(3.3%)
Adjusted EBITDA(1)	51.2	13.7	273.7%	145.3	128.3	13.3%
Operating profit/(loss)	0.7	(66.2)	101.1%	(3.2)	(36.9)	91.3%
Loss for the period (i.e. net loss)	(2.7)	(71.5)	96.2%	(29.1)	(76.9)	62.2%
Basic loss per share (pence)	(1.57)	(43.12)	96.4%	(17.09)	(46.87)	63.5%
Adjusted loss for the period (i.e. adjusted net loss)(1)	(5.5)	(40.6)	86.5%	(12.1)	(29.9)	59.5%
Adjusted basic loss per share (pence)(1)	(3.19)	(24.47)	87.0%	(7.07)	(18.22)	61.2%
Non-current borrowings in USD (contractual currency)(2)	$650.0	$650.0	0.0%	$650.0	$650.0	0.0%

(1) Adjusted EBITDA, adjusted loss for the period and adjusted basic loss per share are non-IFRS measures. See “Non-IFRS Measures: Definitions and Use” on page 6 and the accompanying Supplemental Notes for the definitions and reconciliations for these non-IFRS measures and the reasons we believe these measures provide useful information to investors regarding the Group’s financial condition and results of operations.

(2) In addition to non-current borrowings, the Group maintains a revolving credit facility which varies based on seasonal flow of funds. The outstanding balance of the revolving credit facility as of 31 March 2025 was £210.0 million and total current borrowings including accrued interest payable was £212.3 million.

Revenue Analysis

Commercial

Commercial revenue for the quarter was £74.7 million, an increase of £5.1 million, or 7.3%, over the prior year quarter.

•	Sponsorship revenue was £42.5 million, an increase of £1.8 million, or 4.4%, over the prior year quarter, primarily due to the new Qualcomm front of shirt sponsorship agreement, partially offset by other changes in our commercial agreements.

•	Retail, Merchandising, Apparel & Product Licensing revenue was £32.2 million, an increase of £3.3 million, or 11.4%, over the prior year quarter, primarily due to the launch of our new e-commerce model in partnership with SCAYLE.

Broadcasting

Broadcasting revenue for the quarter was £41.3 million, an increase of £3.8 million, or 10.1%, over the prior year quarter, primarily due to the men’s first team playing 4 additional matches in UEFA competitions in the current year quarter, partially offset by 1 less match played in domestic cup competitions versus the prior year quarter.

Matchday

Matchday revenue for the quarter was £44.5 million, an increase of £14.9 million, or 50.3%, over the prior year quarter, due to playing 4 more home matches compared to the prior year quarter, alongside strong demand for our hospitality offering.

Other Financial Information

Operating expenses

Total operating expenses for the quarter were £162.1 million, a decrease of £41.6 million, or 20.4%, over the prior year quarter.

Employee benefit expenses

Employee benefit expenses for the quarter were £71.2 million, a decrease of £20.0 million, or 21.9%, over the prior year quarter. This is primarily due to the impact of transactions made during the January transfer window, the men’s first team participating in the UEFA Europa League rather than the UEFA Champions League in the prior year and reduced non-playing staff costs as a result of the club’s restructuring process.

Other operating expenses

Other operating expenses for the quarter were £38.1 million, an increase of £6.3 million, or 19.8%, over the prior year quarter. This is primarily due to increased matchday costs associated with playing 4 more home games in the quarter, compared to the prior year quarter and additional costs associated with our new e-commerce model, partially offset by a reduction in costs as a result of the company’s focus on improving operating efficiency.

Depreciation and amortization

Depreciation for the quarter was £4.2 million, compared to £4.1 million in the prior year quarter. Amortization for the quarter was £45.9 million, a decrease of £0.4 million, or 0.9%, over the prior year quarter. The unamortized balance of registrations on 31 March 2025 was £513.7 million.

Exceptional items

Exceptional items for the quarter were a cost of £2.7 million, as a result of compensation for loss of office costs incurred in relation to the restructuring of the club’s operations. Exceptional items for the prior year quarter were a cost of £30.3 million. This comprised costs incurred in relation to the sale of 27.7% of the Group’s voting rights to Trawlers Limited, an entity wholly owned by Sir Jim Ratcliffe. These voting rights have been subsequently transferred from Trawlers Limited to INEOS Limited.

Profit on disposal of intangible assets

Profit on disposal of intangible assets for the quarter was £2.3 million, compared to a profit of £0.8 million for the prior year quarter.

Net finance costs

Net finance costs for the quarter were £3.8 million, compared to £17.3 million in the prior year quarter. The movement was primarily driven by a favourable swing in foreign exchange rates in the current quarter (gain on re-translation of £7.3 million), compared to an unfavourable swing in foreign exchange rates in the prior year quarter (loss on re-translation of £2.6 million).

Income tax

The income tax credit for the quarter was £0.4 million, compared to a credit of £12.1 million in the prior year quarter.

Cash flows

Overall cash and cash equivalents (including the effects of exchange rate movements) decreased by £22.5 million in the quarter to 31 March 2025, compared to an increase of £4.2 million in the prior year quarter.

Net cash inflow from operating activities for the quarter was £22.3 million, compared to a net cash outflow in the prior year quarter of £15.1 million. This is primarily due to increased matchday and broadcasting income compared to the prior year quarter, in addition to a reduced cost base, as described above.

Net capital expenditure on property, plant and equipment for the quarter was £16.9 million, an increase of £13.9 million over the prior year quarter, due to the improvement works taking place to our Carrington training facility.

Net capital expenditure on intangible assets for the quarter was £31.3 million, an increase of £15.5 million over the prior year quarter due to investment in the first team playing squad.

Net cash outflow from financing activities for the quarter was £0.1 million, compared to a net cash inflow of £38.4 million in the prior year quarter. The prior year quarter saw £158.5 million of proceeds from the issue of shares as part of the transaction agreement with Trawlers Limited, partially offset by a £120.0 million repayment of our revolving facilities.

Balance sheet

Our USD non-current borrowings as of 31 March 2025 were $650 million, which was unchanged from 31 March 2024. As a result of the year-on-year change in the USD/GBP exchange rate from 1.2632 at 31 March 2024 to 1.2913 at 31 March 2025, our non-current borrowings when converted to GBP were £500.9 million, compared to £511.3 million at the prior year quarter.

In addition to non-current borrowings, the Group maintains a revolving credit facility which varies based on seasonal flow of funds. Current borrowings at 31 March 2025 were £212.3 million compared to £143.0 million at 31 March 2024.

As of 31 March 2025, cash and cash equivalents were £73.2 million compared to £67.0 million at the prior year quarter. This movement is detailed further in the Statement of Cash Flows on page 11 of this release.

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 147-year football heritage we have won 69 trophies, enabling us to develop what we believe is one of the world’s leading sports and entertainment brands with a global community of 1.1 billion fans and followers. Our large, passionate and highly engaged fan base provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday initiatives which in turn, directly fund our ability to continuously reinvest in the club.

Cautionary Statements

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to the Company’s operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this press release are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1, as amended (File No. 333-182535) and the Company’s Annual Report on Form 20-F (File No. 001-35627) as supplemented by the risk factors contained in the Company’s other filings with the Securities and Exchange Commission.

Non-IFRS Measures: Definitions and Use

1.	Adjusted EBITDA

Adjusted EBITDA is defined as loss for the period before depreciation, amortization, exceptional items, profit on disposal of intangible assets, net finance costs and tax.

Adjusted EBITDA is useful as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our asset base (primarily depreciation and amortization), material volatile items (primarily profit on disposal of intangible assets and exceptional items), capital structure (primarily finance costs), and items outside the control of our management (primarily taxes). Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by the IASB. A reconciliation of loss for the period to adjusted EBITDA is presented in supplemental note 2.

2.	Adjusted loss for the period (i.e. adjusted net loss)

Adjusted loss for the period is calculated, where appropriate, by adjusting for charges/credits related to exceptional items, foreign exchange gains/losses on unhedged US dollar denominated borrowings (including foreign exchange losses immediately reclassified from the hedging reserve following change in contract currency denomination of future revenues), and fair value movements on embedded foreign exchange derivatives and foreign currency options, adding/subtracting the actual tax expense/credit for the period, and subtracting/adding the adjusted tax expense/credit for the period (based on a normalized tax rate of 21%; 2024: 21%). The normalized tax rate of 21% is the current US federal corporate income tax rate.

In assessing the comparative performance of the business, in order to get a clearer view of the underlying financial performance of the business, it is useful to strip out the distorting effects of the items referred to above and then to apply a ‘normalized’ tax rate (for both the current and prior periods) of the weighted average US federal corporate income tax rate of 21% (2024: 21%) applicable during the financial year. A reconciliation of loss for the period to adjusted loss for the period is presented in supplemental note 3.

3. Adjusted basic and diluted loss per share

Adjusted basic and diluted loss per share are calculated by dividing the adjusted loss for the period by the weighted average number of ordinary shares in issue during the period. Adjusted diluted loss per share is calculated by adjusting the weighted average number of ordinary shares in issue during the period to assume conversion of all dilutive potential ordinary shares. There is one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year. Adjusted basic and diluted loss per share are presented in supplemental note 3.

Key Performance Indicators

	Three months ended		Nine months ended
	31 March		31 March
	2025	2024	2025	2024
Revenue
Commercial % of total revenue	46.6%	50.9%	48.8%	44.6%
Broadcasting % of total revenue	25.7%	27.4%	26.7%	35.3%
Matchday % of total revenue	27.7%	21.7%	24.5%	20.1%

	2024/25 Season	2023/24 Season	2024/25 Season	2023/24 Season
Home Matches Played
PL	5	4	15	14
UEFA competitions	2	-	5	3
Domestic Cups	2	1	4	3
Away Matches Played
PL	5	5	14	15
UEFA competitions	2	-	5	3
Domestic Cups	1	3	2	3
Other
Employee benefit expenses % of revenue	44.4%	66.7%	46.6%	53.2%

Contacts

Investors: Roger Bell Chief Financial Officer Roger.Bell@manutd.co.uk	Media: Toby Craig Chief Communications Officer Toby.Craig@manutd.co.uk

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(unaudited; in £ thousands, except per share and shares outstanding data)

	Three months ended 31 March		Nine months ended 31 March
	2025	2024	2025	2024
Revenue from contracts with customers	160,564	136,693	502,329	519,545
Operating expenses	(162,128)	(203,732)	(544,206)	(587,155)
Profit on disposal of intangible assets	2,271	790	38,662	30,670
Operating profit/(loss)	707	(66,249)	(3,215)	(36,940)
Finance costs	(13,783)	(18,377)	(44,749)	(53,720)
Finance income	10,019	1,057	12,018	1,506
Net finance costs	(3,764)	(17,320)	(32,731)	(52,214)
Loss before income tax	(3,057)	(83,569)	(35,946)	(89,154)
Income tax credit	347	12,069	6,820	12,271
Loss for the period	(2,710)	(71,500)	(29,126)	(76,883)

Basic earnings per share:
Basic loss per share (pence)	(1.57)	(43.12)	(17.09)	(46.87)
Weighted average number of ordinary shares used as the denominator in calculating basic loss per share (thousands)	172,353	165,823	170,459	164,040
Diluted earnings per share:
Diluted loss per share (pence) (1)	(1.57)	(43.12)	(17.09)	(46.87)
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted loss per share (thousands) (1)	172,353	165,823	170,459	164,040

(1) For the three and nine months ended 31 March 2025 and the three and nine months ended 31 March 2024, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

CONSOLIDATED BALANCE SHEET

(unaudited; in £ thousands)

	As of
	31 March 2025	30 June 2024	31 March 2024
ASSETS
Non-current assets
Property, plant and equipment	280,008	256,118	254,908
Right-of-use assets	7,394	8,195	7,913
Investment properties	19,503	19,713	19,783
Intangible assets	942,507	837,564	877,283
Deferred tax assets	25,336	17,607	11,010
Trade receivables	47,679	27,930	24,694
Derivative financial instruments	191	380	667
	1,322,618	1,167,507	1,196,258
Current assets
Inventories	12,003	3,543	3,757
Prepayments	19,460	18,759	17,235
Contract assets – accrued revenue	40,882	39,778	53,887
Trade receivables	123,122	36,999	37,673
Other receivables	1,696	2,735	1,835
Derivative financial instruments	21	1,917	1,539
Cash and cash equivalents	73,211	73,549	66,994
	270,395	177,280	182,920
Total assets	1,593,013	1,344,787	1,379,178

CONSOLIDATED BALANCE SHEET (continued)

(unaudited; in £ thousands)

	As of
	31 March 2025	30 June 2024	31 March 2024
EQUITY AND LIABILITIES
Equity
Share capital	56	55	55
Share premium	307,345	227,361	227,361
Treasury shares	(21,305)	(21,305)	(21,305)
Merger reserve	249,030	249,030	249,030
Hedging reserve	(550)	(1,000)	(308)
Accumulated losses	(337,161)	(309,251)	(271,628)
	197,415	144,890	183,205
Non-current liabilities
Contract liabilities - deferred revenue	6,234	5,347	6,834
Trade and other payables	181,866	175,894	188,581
Borrowings	500,883	511,047	511,296
Lease liabilities	7,752	7,707	7,603
Derivative financial instruments	3,272	4,911	3,648
	700,007	704,906	717,962
Current liabilities
Contract liabilities - deferred revenue	171,472	198,628	102,643
Trade and other payables	298,435	249,030	218,042
Income tax liabilities	1,022	427	851
Borrowings	212,318	35,574	142,960
Lease liabilities	836	934	730
Derivative financial instruments	4,333	2,603	1,830
Provisions	7,175	7,795	10,955
	695,591	494,991	478,011
Total equity and liabilities	1,593,013	1,344,787	1,379,178

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; in £ thousands)

	Three months ended 31 March		Nine months ended 31 March
	2025	2024	2025	2024
Cash flows from operating activities
Cash generated from/(used in) operations (see supplemental Note 4)	34,767	(2,584)	2,168	(14,725)
Interest paid	(12,952)	(13,082)	(31,723)	(31,838)
Interest received	667	281	2,423	853
Tax (paid)/refunded	(165)	268	(464)	5,524
Net cash inflow/(outflow) from operating activities	22,317	(15,117)	(27,596)	(40,186)
Cash flows from investing activities
Payments for property, plant and equipment	(16,856)	(3,109)	(34,091)	(14,949)
Payments for intangible assets	(36,063)	(18,453)	(239,720)	(186,395)
Proceeds from sale of intangible assets	4,803	2,684	44,141	36,266
Net cash outflow from investing activities	(48,116)	(18,878)	(229,670)	(165,078)
Cash flows from financing activities
Proceeds from issue of shares	-	158,542	79,985	158,542
Proceeds from borrowings	30,000	-	230,000	160,000
Repayment of borrowings	(30,000)	(120,000)	(50,000)	(120,000)
Principal elements of lease payments	(102)	(180)	(293)	(680)
Net cash (outflow)/inflow from financing activities	(102)	38,362	259,692	197,862
Effects of exchange rate movements on cash and cash equivalents	3,570	(182)	(2,764)	(1,623)
Net (decrease)/increase in cash and cash equivalents	(22,331)	4,185	(338)	(9,025)
Cash and cash equivalents at beginning of period	95,542	62,809	73,549	76,019
Cash and cash equivalents at end of period	73,211	66,994	73,211	66,994

SUPPLEMENTAL NOTES

1	General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a men’s and women’s professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (as amended) of the Cayman Islands.

2	Reconciliation of loss for the period to adjusted EBITDA

	Three months ended 31 March		Nine months ended 31 March
	2025 £’000	2024 £’000	2025 £’000	2024 £’000
Loss for the period	(2,710)	(71,500)	(29,126)	(76,883)
Adjustments:
Income tax credit	(347)	(12,069)	(6,820)	(12,271)
Net finance costs	3,764	17,320	32,731	52,214
Profit on disposal of intangible assets	(2,271)	(790)	(38,662)	(30,670)
Exceptional items	2,658	30,340	25,833	39,935
Amortization	45,867	46,262	148,560	143,602
Depreciation	4,254	4,144	12,803	12,399
Adjusted EBITDA	51,215	13,707	145,319	128,326

3	Reconciliation of loss for the period to adjusted loss for the period and adjusted basic and diluted loss per share

	Three months ended 31 March		Nine months ended 31 March
	2025 £’000	2024 £’000	2025 £’000	2024 £’000
Loss for the period	(2,710)	(71,500)	(29,126)	(76,883)
Adjustments:
Exceptional items	2,658	30,340	25,833	39,935
Foreign exchange (gains)/losses on unhedged US dollar denominated borrowings	(7,285)	2,641	(8,033)	3,062
Fair value movement on embedded foreign exchange derivatives	348	(777)	2,079	8,332
Income tax credit	(347)	(12,069)	(6,820)	(12,271)
Adjusted loss before income tax	(7,336)	(51,365)	(16,067)	(37,825)
Adjusted income tax credit (using a normalized tax rate of 21% (2024: 21%))	1,834	10,787	4,017	7,943
Adjusted loss for the period (i.e. adjusted net loss)	(5,502)	(40,578)	(12,050)	(29,882)

Adjusted basic loss per share:
Adjusted loss per share (pence)	(3.19)	(24.47)	(7.07)	(18.22)
Weighted average number of ordinary shares used as the denominator in calculating adjusted basic loss per share (thousands)	172,353	165,823	170,459	164,040
Adjusted diluted loss per share:
Adjusted diluted loss per share (pence) (1)	(3.19)	(24.47)	(7.07)	(18.22)
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating adjusted diluted loss per share (thousands) (1)	172,353	165,823	170,459	164,040

(1) For the three and nine months ended 31 March 2025 and the three and nine months ended 31 March 2024, potential ordinary shares are anti-dilutive, as their inclusion in the adjusted diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

4	Cash generated from operations

	Three months ended 31 March		Nine months ended 31 March
	2025 £’000	2024 £’000	2025 £’000	2024 £’000
Loss for the period	(2,710)	(71,500)	(29,126)	(76,883)
Income tax credit	(347)	(12,069)	(6,820)	(12,271)
Loss before income tax	(3,057)	(83,569)	(35,946)	(89,154)
Adjustments for:
Depreciation	4,254	4,144	12,803	12,399
Amortization	45,867	46,262	148,560	143,602
Profit on disposal of intangible assets	(2,271)	(790)	(38,662)	(30,670)
Net finance costs	3,764	17,320	32,731	52,214
Non-cash employee benefit expense – equity-settled share-based payments	419	431	1,216	1,907
Foreign exchange losses on operating activities	2,883	411	2,731	888
Reclassified from hedging reserve	(1,067)	2	1,876	-
Changes in working capital:
Inventories	1,420	267	(8,460)	(592)
Prepayments	7,806	9,522	(1,607)	(1,311)
Contract assets – accrued revenue	18,965	7,932	(1,104)	(10,555)
Trade receivables	(38,112)	41,849	(87,355)	(2,506)
Other receivables	326	230	1,039	8,093
Contract liabilities – deferred revenue	7,836	(48,225)	(26,269)	(66,806)
Trade and other payables	(13,876)	1,980	1,044	(29,859)
Provisions	(390)	(350)	(429)	(2,375)
Cash generated from/(used in) operations	34,767	(2,584)	2,168	(14,725)